SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 7 TO SCHEDULE 13D)
                      Under the Securities Exchange Act of 1934

                             THE FIRST YEARS INC.
-----------------------------------------------------------------------

                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------------------

                         (Title of Class of Securities)


                                  337610109
-----------------------------------------------------------------------

                                 (CUSIP Number)

	LAWRENCE J. GOLDSTEIN
	SANTA MONICA PARTNERS, L.P.
	1865 PALMER AVENUE
	LARCHMONT, NEW YORK 10538
	914) 833-0875
-----------------------------------------------------------------------

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



-----------------------------------------------------------------------

             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 14 Pages)

CUSIP No. 337610109                     13D/A        Page 2 of 14 Pages


_______________________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SANTA MONICA PARTNERS, L.P.
          13-3100474
_______________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]

_______________________________________________________________________

3    SEC USE ONLY



_______________________________________________________________________

4    SOURCE OF FUNDS

          WC

_______________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]



_______________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

_______________________________________________________________________

               7    SOLE VOTING POWER

  NUMBER OF         693,458

   SHARES
_______________________________________________________________________

               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_______________________________________________________________________

    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         693,458

   PERSON
_______________________________________________________________________

               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     693,458

_______________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES


[_]

_______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.37%

_______________________________________________________________________

14   TYPE OF REPORTING PERSON

     PN

_______________________________________________________________________

CUSIP No. 337610109                     13D/A        Page 3 of 14 Pages


_______________________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          SMP ASSET MANAGEMENT LLC

_______________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]

_______________________________________________________________________

3    SEC USE ONLY



_______________________________________________________________________

4    SOURCE OF FUNDS

          OO

_______________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]



_______________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

_______________________________________________________________________

               7    SOLE VOTING POWER

  NUMBER OF         693,458

   SHARES
_______________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_______________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         693,458

   PERSON
_______________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     693,458

_______________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES


[_]

_______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.37%

_______________________________________________________________________

14   TYPE OF REPORTING PERSON

     OO (LLC)

_______________________________________________________________________


The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of
Section 13(d) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Statement.

CUSIP No. 337610109                     13D/A      Page 4 of 14 Pages


_______________________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          LAWRENCE J. GOLDSTEIN

_______________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]

_______________________________________________________________________

3    SEC USE ONLY



_______________________________________________________________________

4    SOURCE OF FUNDS

          PF, OO

_______________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]



_______________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

_______________________________________________________________________

               7    SOLE VOTING POWER

  NUMBER OF         705,458

   SHARES
_________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         705,458

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     705,458

_______________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES


[_]

_______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.52%

_______________________________________________________________________

14   TYPE OF REPORTING PERSON

     IN

_______________________________________________________________________

CUSIP No. 337610109                    13D/A         Page 5 of 14 Pages


_______________________________________________________________________

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         L.J. Goldstein & Company Incorporated Pension Plan
         13-3129010
_______________________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)
[X]
                                                                 (b)
[_]

_______________________________________________________________________

3    SEC USE ONLY



_______________________________________________________________________

4    SOURCE OF FUNDS

          WC

_______________________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]



_______________________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          New York

_______________________________________________________________________

               7    SOLE VOTING POWER

  NUMBER OF         11,000

   SHARES
_______________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY

_______________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         11,000

   PERSON
_______________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

_______________________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     11,000

_______________________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES


[_]

_______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.13%

_______________________________________________________________________

14   TYPE OF REPORTING PERSON

     EP

_______________________________________________________________________

CUSIP No. 337610109                   13D/A        Page 6 of 14 Pages


                 AMERICAN LOCKER GROUP INCORPORATED SCHEDULE 13D
                                 AMENDMENT NO. 7

Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the common stock with $1.00 par value (the "Shares") of The First Years, Inc. (the "Issuer"). The principal offices of the Issuer are located at One Kiddie Drive, Avon, Massachusetts 02322-1171.

Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities
Exchange Act of 1934, as amended (the "Exchange Act"), this Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners"). This Statement is also being filed on behalf of sMP Asset Management LLC, a Delaware limited liability company that acts as the general partner of Santa Monica Partners ("SMP Asset Management"), Lawrence J. Goldstein, the president and sole owner of SMP Asset Management, and L.J. Goldstein & Company Incorporated Pension Plan, a pension plan for the benefit of Mr. Goldstein (the "Pension Plan").

(b)-(c) The principal business of Santa Monica Partners is to invest in securities with the objective of preserving principal, building net
Worth, and achieving long-term capital growth for its investors. The principal business of SMP Asset Management is to provide investment advice to and to manage the business and affairs of Santa Monica Partners.
Mr. Goldstein's principal occupation is providing investment advice to and supervising the business and affairs of SMP Asset Management, and indirectly, Santa Monica Partners. The Pension Plan invests its assets for the purpose of funding retirement benefits for Mr. Goldstein. The principal business address of Santa Monica Partners, SMP Asset Management, Mr. Goldstein and the Pension Plan (collectively,the "Reporting Persons") is 1865 Palmer Avenue, Larchmont, New York 10538.

(d) To the best knowledge of the Reporting Persons, during the last five years,none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons, during the last five years,none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f) Mr. Goldstein is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The source of all funds for purchases of the Shares by Santa Monica
Partners was the working capital of Santa Monica Partners. The source of all funds for purchases by SMP Asset Management was the working capital of Santa Monica Partners, which is managed by SMP Asset Management. The source of all funds for purchases of Shares by the Pension Plan was the working capital of the Pension Plan. The source of all funds for purchases by Mr. Goldstein in his individual capacity was personal funds. In addition, Mr. Goldstein may be deemed to be the beneficial owner of shares purchased by Santa Monica Partners and the Pension Plan which were made with the working capital of Santa Monica Partners and the Pension Plan, respectively. The personal funds and working capital may,at any given time, include margin loans made by brokerage firms in the ordinary course of business.

                                                         Page 7 of 14 Pages

Item 4.  Purpose of Transaction.

The Reporting Persons have acquired the Shares for investment purposes and intend to review on a continuing basis their investments in the Issuer and may,depending upon their evaluation of the Issuer's business and prospects and upon future developments, determine to increase or decrease, or continue to hold as an investment, or dispose of, the shares in the Issuer.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date of this Schedule 13D, Santa Monica Partners beneficially owns in the aggregate 693,458 Shares, constituting 8.37% of the outstanding Shares. SMP Asset Management, as the sole general partner of Santa Monica Partners, may be deemed indirectly to own beneficially
(as that term is defined in Rule 13d-3 under the Exchange Act) the Shares in which Santa Monica Partners may be deemed to possess direct beneficial ownership. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have indirect beneficial ownership of the Shares which SMP Asset Management may beneficially own. Mr. Goldstein disclaims beneficial ownership of such Shares for all other purposes. Mr. Goldstein beneficially owns in his individual capacity 1,000 Shares,constituting .06% of the outstanding Shares. In addition, the Pension Plan beneficially owns in the aggregate 11,000 Shares, constituting .13% of the outstanding Shares, and Mr. Goldstein may also be deemed to have indirect beneficial ownership of the Shares which the Pension Plan beneficially owns.

(b) Santa Monica Partners has the sole power to vote or direct the vote of 693,458 Shares and the sole power to dispose or direct the disposition of such Shares. SMP Asset Management, as sole general partner of Santa Monica Partners, may be deemed to have the sole power to vote or direct the vote of the Shares held by Santa Monica Partners, and the sole power to dispose or direct the disposition of such Shares. Mr. Goldstein, as president and sole owner of SMP Asset Management, may be deemed to have the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.
Mr. Goldstein possesses the sole power to vote and dispose of the 1,000 Shares beneficially owned by him in his individual capacity. In addition, the Pension Plan has the sole power to vote or direct the vote of 11,000 Shares and the sole power to dispose or direct the disposition of such Shares. Mr. Goldstein, as trustee of the Pension Plan, may be deemed to have the sole power to vote or direct the vote of the Shares held by the Pension Plan and the sole power to dispose or direct the disposition of such Shares.

                                                      Page 8 of 14 Pages


(c) No Reporting Person effected transactions in shares of the issuer during the past 60 days.


(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

To the best of the knowledge of the Reporting Persons, there are no contracts,arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except as follows:
(i) the partnership agreement of Santa Monica Partners contains provisions whereby SMP Asset Management may, after certain adjustments, receive a percentage of profits, if any, derived from Santa Monica Partner's investments, and (ii) the terms of the Pension Plan provide for benefits to be paid to Mr. Goldstein upon his retirement.

Item 7.  Material to be filed as Exhibits.

  1. Letter dated September 26, 2003 to Ronald J. Sidman, Chairman of the Board, Chief Executive Officer and President of The First Years Inc. concerning shareholder representation on the Board of Directors.

                                                 Page 9 of 14 Pages


                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2003
                                   SANTA MONICA PARTNERS, L.P.
                                   By: SMP ASSET MANAGEMENT LLC

                                   By: /s/LAWRENCE J. GOLDSTEIN
                               ----------------------------------------
                                   Lawrence J. Goldstein, President


                                   SMP ASSET MANAGEMENT LLC

                                   By: /s/LAWRENCE J. GOLDSTEIN
                               ----------------------------------------
                                   Lawrence J. Goldstein, President


                                   /s/LAWRENCE J. GOLDSTEIN
                               ----------------------------------------
                                        Lawrence J. Goldstein



                                L.J. GOLDSTEIN & COMPANY INCORPORATED
			                  PENSION PLAN

                                By: /s/LAWRENCE J. GOLDSTEIN
                                ----------------------------------------
                                        Lawrence J. Goldstein, Trustee




Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1:


September 26, 2003


Mr. Ronald J. Sidman
Chairman of the Board, Chief Executive Officer, and President
The First Years Inc.
One Kiddie Drive
Avon Massachusetts 02322-1171


Dear Ron:

Last night in the Democratic primary candidate debate your own Massachusetts Senator John Kerry, made the following statement:

"Corporate Boards need to be better representative of Shareholders".

Senator Kerry represents you doesn't he?  -Did you hear him?

Did you hear General Wesley Clark, who followed your very own elected representative Senator Kerry, then say loud and clear:

"Put the control of Boards under the greater influence of shareholders, not chief executives".

Last January following the passing of your cousin, Board
Member Jerry Karp, I telephoned you suggesting that since you now had an open Board seat, that you fill it with a shareholder representative. I further suggested that you seek a candidate for the open Board seat by surveying
Judith Vale of Neuberger & Berman, John Park of Liberty
Wanger Asset Management, Ken Burgess of Systematic
Financial, Carlo Cannell of Cannell Capital and Christopher
Jones of JP Morgan Chase & Co. and yours truly, each of whom owned more than 5% of The First Years outstanding shares.

You then said to me that my call was timely because the Board's nominating committee was meeting a week later and you said you would present my suggestion to the committee for their consideration.

I never heard so much as a word from you since that moment regarding the suggestion. In fact, I subsequently wrote to you on February 21 as follows:

Dear Ron:

When did, or is, your Board Nominating Committee meeting which you told me was to meet at January month's end?

I would like to know whether they agreed to appoint to the board forthwith a material stockholder who will be willing to represent outside shareholders? Someone who represents holders of 5% or more; namely one of the following:

NEUBERGER & BERMAN		9.5%
SANTA MONICA PARTNERS		9.0%
LIBERTY WANGER			7.8%
SYSTEMATIC FINANCIAL		6.7%
CANNELL CAPITAL			6.6%
JP MORGAN CHASE			5.6%

This group of holders alone accounts for 45%+ of the ownership and yet they have no representation on this board. The board should have the benefit of the point of view and experience and the skills available to it from such a lofty group that you have to choose from. These are professional investors who have been attracted to invest in this company. You know they should be represented on the Board and I trust you will support it.

You did tell me when we spoke that the timing of my suggestion was "very good", as the nominating committee was to meet later in January.

Things such as the following would never happen in a million years if EXPERIENCED shareholders were consulted and had been members of the board.

1. You know it is a fact that I tried so very hard to discuss the subjects below BEFORE the buyback, and immediately upon your announcing it was even a consideration. You chose to ignore me and not even have a real and thoughtful two-way conversation about buybacks. EVEN though we both knew the full facts regarding what works and what does not work in buybacks for as YOU know, YOU sent ME the Harvard Business Review study and analysis, which had clear conclusions ... remember?

2. With shareholder representatives as board members and watchdogs, perhaps you would not be so quick to dismiss suggestions to get sales moving forward in strong fashion and not be so unwilling to even discuss shareholder's suggestions in a thoughtful and reasoned manner. A shareholder can be made to understand your views and reasoning if you provide them with rational arguments and good complete explanations concerning why their thinking may be so off base. But to leave them with, "we won't do this", and that "we may do that, in a few years", is unsatisfactory treatment. Indeed it certainly is not the way you yourself would want or expect to be treated, is it?

3. Then too you told me you are going to do advertising. I recall your mentioning this on one of those infrequent contacts. But also you were unwilling to tell me what, when, or how or even where you were going to advertise. I have seen none and that certainly leaves me with a very cold feeling.

In fact the "advertising package" you had sent to me several months ago was certainly not any great shakes; they were mostly mere small mentions in obscure places. In fact they were not even advertisements but merely public relations releases. Not paid advertising.

The First Years is capable of better.... much better.... and clearly needs more. Perhaps a few shareholder board members would be helpful to this effort too. After all professional investors are inundated with both P R and advertising efforts by all kinds of companies. We know the difference, and we often know what works and what doesn't.

Professional investor/shareholder representatives on the board can contribute much because of their wide range of daily contacts. For instance, just the other day I spent several hours alone with the founder of Toys R Us. I would have been glad to discuss some of this master retailer's thinking regarding retailing trends today and how it will, and indeed is affecting The FirstYears, your customers, and what it should mean for you. Sure you know much of this but I am another resource for you and have another input and point of view that just may be of some value to you and OUR Company. Although you chose not to avail yourself of our information, and we wondered why this was your choice, had we for example been a director, you would certainly have expected to gain any possible intelligence from us wouldn't you?

Our interest and our investment is material, substantial and enduring, as you well know. We need representation on this board.

Shareholders have a right to address and be heard by directors who are there to represent them. We have not got such. The board would be vastly improved with such representation from its material owners and investors. It would clearly help management too because it would bring a point of view to the highest levels of this company which is clearly missing today.

We are therefore requesting you to tell us what action the board took with regard to our recommendation to appoint as board members, representatives of the major owners of this company from among the principal holders/investors.

The nominating committee was to have met in January. Appointments have always been announced in January, and here it is late in February and you have not responded.

Warmly,
Lawrence J. Goldstein


This letter went unanswered despite my request to merely know if my suggestion was presented and if it was even considered and I was again ignored. In short, your silence has been deafening.

It is now over seven months later and you have not replaced Jerry Karp and we are still awaiting shareholder representation on this Board. When I was invited to address the Board on July 24, 2003 I asked the seven of nine Board members present," how do you see your role and whom do you represent?

Richard E. Wenz spoke up immediately and stated that he was an independent director and saw his role as a representative of shareholders.

I asked Mr. Wenz if he ever had spoken with any shareholders or met with any shareholders, or ever corresponded with any shareholders, or ever in any way communicated with any shareholders.
As you and the other six directors, and John Beals, Susan Novins and our outside attorney from Mintz Levin, all present in the room will recall, Dick Wenz was unable to answer "yes". In fact all he kept repeating was, "not all shareholders think like you"?
I agreed with that statement and explained why. Few others investors would go to the extent to understand the Company that I have been willing to, meeting not only management but customers, suppliers and competitors as well and often, and few others have had the patience, and belief, to have been invested in this Company for 30 years, as I have.
I also asked Dick to please correct me if he thought I am wrong in thinking that all shareholders alike want rising sales, increased net profits, higher dividends, share buy-backs and a higher and higher sustainable share prices".
Dick did not respond to this statement of shareholder expectations. Apparently he agreed with me.
Furthermore, not a single one of the other directors responded, nor did anyone else bother to respond to the original question I posed, namely, "how do you see your role and whom do you represent?"
The silence was yet again deafening. I was left to conclude that I was the first shareholder any director (you aside) had ever met with, or been in direct communication with. Since you and the other five directors present in the room, would not answer any questions, including those submitted in writing to each of the nine Board Members a month in advance of the meeting, I must also conclude their role is other than to represent shareholders who they profess to represent because they obviously refuse to discuss anything with shareholders.

By the way, as you know, I also wrote to you following our July 24, 2003 Board Meeting appearance, that since two "independent" directors, Walker (Jamie) J. Wallace and Beth J. Kaplan, did not attend the meeting, that I would be willing to meet with them at any reasonable time or place in order that they see and hear my presentation in its entirety and afford each of them the same opportunity to hear me out as the other directors did.

One would especially think this would be the case if Jamie and Beth were truly independent directors and shareholder representatives, and therefore desirous of knowing shareholders views. While the other directors had reacted with a basic cold shoulder, One would have imagined that since these two, Jamie and Beth, are important members of the Board and are dubbed independent, they would have wanted to see and hear what we had to say for themselves. We of course remain open to meeting with each of them.

If Jamie and Beth do not desire to meet very soon then we will be left to draw the same conclusion about them that the other seven directors have led us to. Namely, that this Company does not have directors who are interested in knowing what is on the minds of shareholders nor does it have directors who are able and willing to represent shareholders views and that we only have directors who only pay lip service to that notion and obligation.

I would like to think of The First Years as an enlightened and progressive Company. Wouldn't you? So before real independent directors are legislated and you are forced by law to get some directors to represent shareholders who will actually engage in a dialogue with them and know what they are thinking and wanting and questioning, and really be independent representatives, please elect now some shareholder representatives to the Board from among the major shareholders. You might convene a meeting with large shareholders to discuss nominees.

Follow the advice of your own elected representative, Senator John Kerry that you "need to (have) better representatives of Shareholders" on The First Years Board.

Do it now!

Carpe Diem!

Warmly,
Lawrence J. Goldstein

</